                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                   Commission File No. 000-27901

                                                                    Tritel, Inc.
                                                   Commission File No. 000-28435


     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


    THE FOLLOWING ARE SLIDES RELATED TO THE ABOVE NOTED TRANSACTIONS TO BE
                   PRESENTED TO ANALYSTS ON APRIL 17, 2000.


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
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                                                    --------------------------
                                                    TELECORP LOGO APPEARS HERE
                                                    --------------------------




                                                   NASDAQ National Market: TLCP





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
Investment Considerations                                                                       TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Dramatic growth in wireless continues

   .  Largest AT&T Wireless affiliate, backed by equity ownership

      -  Exclusivity, Brand, Roaming, Coverage

   .  Attractive market footprint covering 16.7 million POPs

   .  Successfully launched in all major markets

   .  Abundant spectrum in major markets

   .  Designated entity status provides growth opportunity

   .  Experienced and incentivized management team

   .  Scale and scope through merger with Tritel

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
Company History                                                                                 TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------
July
1996        Gerald Vento & Tom Sullivan founded TeleCorp

April       Obtained PCS licenses for New Orleans, Memphis & Little Rock
1997

July        Closed joint venture with AT&T
1998

July        Received equity commitments of $128 million & bank commitments of $525 million
1998

1st Qtr.    Launched New Orleans, Baton Rouge, Memphis and Little Rock markets
1999

April       Completed $328 million senior subordinated notes offering
1999

April       Launched New England market
1999


April-June  Acquired additional licenses covering 2.4 million Pops in Louisiana markets
1999

May         Purchased additional spectrum in C-Block re-auction
1999

May         Acquired PCS license covering 3.9 million for San Juan, PR MTA from AT&T
1999

June        Launched Puerto Rico market
1999

Nov         Raised $253 million in IPO of 12.8 million shares
1999

Feb/Mar     Announced merger with Tritel; AT&T property swap; Acquired Industar
2000

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
AT&T Benefits                                                                                   TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Most recognized and respected brand name in communications

      -  [SunCom logo appears here] [AT&T logo appears here] co-branding

   .  Preferred roaming partner to AT&T Wireless, 109 million total roaming minutes in 1999

      -  Contiguous to AT&T and affiliate markets

   .  Seamless coast-to-coast coverage

   .  Unique affiliate program

      -  TeleCorp owns its licenses and pays no franchise fees to AT&T

   .  Scale benefits from volume purchasing discounts

   .  Nationwide marketing and advertising campaigns

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SunCom LOGO APPEARS HERE                                                                            AT&T LOGO APPEARS HERE

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
TeleCorp Footprint                                                                              TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------
                                             16.7 million POPs in 3 strategic regions

      South/Central Region                       New England
          10.9 MM Pops                           1.9 MM Pops

                                                                                  .  8 of top 100 markets

                                                                                  .  Major roaming destinations: 39
[South/Central United States Map]            [New England Map]                       million visitors annually

                                                                                  .  38% more dense than U.S. average

                                                                                  ----------------------------
                                                 Puerto Rico/USVI                 .  TeleCorp
                                                   3.9 MM Pops
                                                                                  .  Other SunCom affiliates

                                              [Puerto Rico/USUI Map]              .  AT&T and roaming partners
                                                                                  ----------------------------


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
Proforma TeleCorp Footprint                                                                     TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------




       [PROFORMA FOOTPRINT MAP APPEARS HERE]                                      .  From the Great Lakes to the Gulf of
                                                                                     Mexico...

                                                                                  .  16 of the top 100 markets

                                                                                  .  35 million people



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
Coast to Coast Coverage                                                                         TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

                                                                                    [_] Telecorp/SunCom Territory
                                                                                    [_] Other SunCom Affiliates
                                                                                    [_] AT&T and Roaming Partners


                                        [MAP APPEARS HERE]








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
TeleCorp/Tritel/AWS Swap                                                                        TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Two Concurrent Deals:

      -  Merger with Tritel, Inc.

      -  Exchange & acquisition of properties w/ AT&T Wireless Services - TeleCorp New England properties for markets in Wisconsin (Milwaukee) and Iowa (Des Moines)

   .  Merger with Tritel, Inc.

      -  $4.7B (at close of 3/10/00) - all stock, tax-free, fixed ratio

      -  Tritel shareholders will receive .76 shares of TeleCorp common stock for 1 share of
         Tritel common stock


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
Two Concurrent Deals, Cont'd.                                                                   TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------


   .  Exchange & Acquisition

      -  Exchange 1.9M POPs in New England market for 1.9M POPs in Wisconsin & Iowa and $100M of cash

      -  Acquisition of 4.1M POPs in Wisconsin and Iowa for 9.3M shares of TeleCorp stock to AT&T

      -  AT&T Contractual right for additional 1.4M POPs if acquired

      -  Assumption of FCC Debt for Industar Acquisition

      -  Extension of AT&T brand usage for two additional years


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
Strategic Rational                                                                              TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Strategic fit

      -  Formation of single designated entity vehicle

      -  Delivers contiguous markets covering 35 million Pops

      -  Provides operating efficiencies and scale

      -  Enhances data strategy

   .  Strong and growing markets

      -  Top ten carrier, 3rd largest PCS carrier

      -  14 states and Puerto Rico

      -  16 of the top 100 markets

   .  Two largest AT&T affiliates

      -  SunCom brand name

      -  TDMA technology

      -  Like culture

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
Combined Highlights of Merger                                                                   TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------


   .  Corporate Headquarters - Arlington, VA

   .  245,000 SunCom subscribers

   .  1,715 total employees

   .  1,313 cell sites

   .  11 switches

   .  86 SunCom stores

   .  800 retail outlets


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SunCom LOGO APPEARS HERE                                                                            AT&T LOGO APPEARS HERE
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
Wireless Upside - Mobile Data                                                                   TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Mobile data will drive future growth

      -  35% Internet penetration in U.S.

      -  Mobile data is next step in wireless connectivity

      -  Explosion of demand overseas                                                                [PHONE GRAPHIC]

   .  Huge upside for TeleCorp in mobile data

      -  Large contiguous footprint with merger

      -  Affiliation with AT&T

   .  Strategy

      -  Leverage relationship with Lucent and AT&T

      -  Offer two-way data messaging services (SunBurst Info Services)

      -  Pursue full two-way data and Internet applications (WAP)

      -  Completed data services trial in January and February 2000

         . First two-way short message services (SMS) and wireless Internet applications trial on TDMA network w/ Nokia and Lucent


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SunCom LOGO APPEARS HERE                                                                            AT&T LOGO APPEARS HERE
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
Abundant Spectrum Capacity                                                                      TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Spectrum increasing in value

      -  In TeleCorp's major markets we hold more spectrum than our competitors

   .  30-35 MHz of spectrum

      -  San Juan
      -  New Orleans
      -  Little Rock
      -  Memphis

   .  Tritel averages 27 MHz

   .  Swap markets average 30 MHz

   .  Capacity for increased traffic, new subscribers and data services


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
TeleCorp's Experienced Leadership                                                               TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

           Gerald T. Vento*                  Thomas H. Sullivan*                      Julie Dobson*
           Chairman & CEO                  Executive Vice President &            Chief Operating Officer
                                             Chief Financial Officer

      [SPRINT SPECTRUM LOGO]             [MCDERMOTT, WILL & EMERY LOGO]           [BELL ATLANTIC LOGO]


           Steve                   Randy                   Andy                  Raul                   Mitch
          Chandler*               Johnson*                Hearn*                Burgos*               Johnson*
      General Manager           General Manager       General Manager      General Manager         General Manager
          Memphis                Little Rock           New Orleans           Puerto Rico             New England
     [BELLSOUTH LOGO]           [ALLTEL LOGO]           [ALLTEL LOGO]         [NEXTEL LOGO]           [ALLTEL LOGO]
     [AT&T LOGO]

   .  Company management averages over 10 years industry experience, including local market expertise

   .  Fully staffed with over 1160 employees

   .  Management owns 12% of TeleCorp equity (Post-IPO)


   * Formerly of
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
Operational Milestones YE'1999                                                                  TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Launched 26 markets in 11 months (30 markets by 4/2000)

   .  Added 142,231 subscribers (over 198,000 by 2/2000)

   .  Carried more than 286 million minutes on network with less than 1% dropped calls

   .  Generated $87.7 million in revenue

   .  Produced $77 ARPU, excluding roaming revenue

   .  Opened 46 (52 by 3/2000) corporate stores and 523 retail doors

   .  Completed two data services trials in January and February 2000

      -  First two-way short message service (SMS) and wireless Internet applications trial on TDMA network

      -  First demonstration of WAP Services over TDMA

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
Targeted Distribution                                                                           TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

              SunCom Retail Stores                                                       Direct Sales
              --------------------                                                       ------------

        .  52 company owned retail stores    [PHOTO]                                .  100 account execs    [PHOTO]
                                                                                    .  1-800-SunCom-1
        .  In-line stores and kiosks in
           high traffic malls                                                       .  www.SunComShop.com


              Indirect Doors                                                                 AT&T
              --------------                                                               -------

        .  Local dealers and agents                                                 .  National account program

        .  National & regional retailers
                                                                                           [AT&T LOGO]
        .  523 indirect locations


    [BEST BUY LOGO]   [CIRCUIT CITY LOGO]
    [STAPLES LOGO]    [OFFICE DEPOT LOGO]
           [RADIO SHACK LOGO]


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
Network Build Plan                                                                              TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------
                                  Jun 1999                         Dec 1999                           YE 2000
                                  --------                         --------                           -------

  Markets                      15 major, added:                 26 total, added:                39 total, launching
                            New Orleans, Baton Rouge,          Lafayette, Houma,               Fort Smith, Alexandria,
                            Memphis, Little Rock, San        Fayetteville, Ponce,                Beaumont, Columbia/
                              Juan and New England             Arecibo and more                   Jefferson City,
                                                                                                Evansville and more


  Cumulative                       10.5 million                 11.0 million                       12.3 million
  Launched POPs

  Launched                             64%                          66%                                 74%
  POP Coverage

  Cumulative                           495                          741                                1,350
  Cell Sites

  Cumulative                            5                            5                                   7
  Switches


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
Financial Highlights                                                                            TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  "Best of both worlds" business model

       -  Strong urban PCS economics:

          .  198,000+ Subscribers (2/2000)

          .  $77+ ARPU (YE'99)

          .  405 MOU/month/subscriber (YE'99)

       -  High margin roaming revenue

          .  109 million roaming minutes YE'99

          .  39 million visitors per year

   .  Capitalize on robust subscriber growth and roaming minutes by:

       -  Accelerating capital deployment

       -  Increasing investment in capacity and coverage


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
Accelerating Growth Drivers 1999                                                                TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------


                               Subscribers                                                Roaming MOUs
                               -----------                                                ------------



                           [GRAPH APPEARS HERE]                                       [GRAPH APPEARS HERE]











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
Income Statement                                                                                TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------
($ in millions)                 1Q99              2Q99              3Q99               4Q99            YE99
--------------------------------------------------------------------------------------------------------------------------

Service Revenue                 $0.5              $5.7              $12.7              $22.4            $41.3
  % of Total Revenue             12%               33%                47%                57%              47%

Roaming Revenue                  1.8               7.6                9.5               10.1             29.0
  % of Total Revenue             43%               44%                35%                25%              33%

Equipment Revenue                1.9               3.8                4.7                7.0             17.4
  % of Total Revenue             45%               23%                18%                18%              20%
                            ----------------------------------------------------------------------------------------------
    Total Revenues              $4.2             $17.1              $26.9              $39.5            $87.7

Cost of Revenues                 2.7               7.4               13.0               16.2             39.3

* Operations                     7.7               7.8               10.4                8.6             34.5

* SG&A                          18.0              25.3               35.4               54.7            133.4
                            ----------------------------------------------------------------------------------------------
   EBITDA                     ($24.2)           ($23.4)            ($31.9)            ($40.0)         ($119.5)

Depreciation and Amortization    2.8              13.7               18.3               20.3             55.1

* Operating Income (Loss)     ($27.0)           ($37.1)            ($50.2)            ($60.3)         ($174.6)


     * Excludes NCSC

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
Committed Capital                                                                               TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------
  ($ in millions)


                               IPO                       $253

                               Cash Equity               $205

                               Non-Cash Equity           $149

                               Bank Debt                 $560

                               Discount Notes            $328

                               Vendor Financing          $115

                                         Total         $1,610
                                                       ------


* - Does not include merger or exchange with AT&T.

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
Investment Considerations                                                                       TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

   .  Dramatic growth in wireless continues

   .  Largest AT&T Wireless affiliate, backed by equity ownership

      -  Exclusivity, Brand, Roaming, Coverage

   .  Attractive market footprint covering 16.7 million POPs

   .  Successfully launched in all major markets

   .  Abundant spectrum in major markets

   .  Designated entity status provides growth opportunity

   .  Experienced and incentivized management team

   .  Scale and scope with Tritel merger

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
                                                                                                TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

      A joint proxy statement/prospectus will be filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel")
with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY
OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and
security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from
Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder
Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE
TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED
IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.

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                                                                                                TELECORP LOGO APPEARS HERE
--------------------------------------------------------------------------------------------------------------------------

Safe Harbor
-----------

Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on
Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the
SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.


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
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                                                    --------------------------
                                                    TELECORP LOGO APPEARS HERE
                                                    --------------------------




                                                   NASDAQ National Market: TLCP





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